November 30, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Staff Attorney | Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Sonia Barros

Re: CAM Group, Inc. (f/k/a RT Technologies, Inc.)

Amendment No.1 to Form 8-K

File No. 001-33907

Filed September 25, 2012

Ms. Barros:

CAM Group, Inc. (f/k/a RT Technologies, Inc.) (the “Company”) hereby submits its response letter for the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 26, 2012, relating to the abovementioned 8-K. The Company has amended the 8-K in response to the SEC's comments. In addition, we have made non-material corrections to the 8-K. Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the 8-K, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

General

Comment: 1. In your response letter, please provide a written statement from the company acknowledging that:

•           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	On the final page of this letter we have added the requested disclosure pursuant to the Commission’s comment.

Comment:	2. We note your response to comment 2 in our letter dated June 26, 2012 and the supporting materials filed with your amended Form 8-K. For each of the sources cited, please provide us with a more complete copy of the source and specifically highlight the portion of the source that supports the factual assertions and statements made in your amended Form 8-K. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Response:	We have filed additional supporting materials as Exhibit 10.9 to address this comment.

Comment: 3. We note your response to comment 4 in our letter dated June 26, 2012. Please refer to Items 2.01 and 5.01 of Form 8-K and revise your filing to discuss the background associated with the consummation of the transaction. Such discussion should include the timeline and persons involved with the negotiations.

Response:	We have added the following language to Item 2.01 and 5.01 setting forth a detailed discussion of the background associated with the consummation of the transaction including specific dates and persons involved with the negotiations. Please see page 4 of the Form 8-K.

The Company was first established through a Joint Venture Agreement, executed on March 11, 2011, between Hebei AMP (defined in the following paragraph) and China Agriculture Media Group Co. Ltd. which was acquired for the purpose of entering into the Joint Venture Agreement (the “JV Agreement”). The idea for the JV Agreement was originally developed during 2010 as an investment project by Precursor Management, Inc. (“Precursor”) After conducting significant research on the Chinese agricultural market, Precursor reached out to Hebei AMP because they believed Hebei AMP could be an ideal partner in developing a joint venture focusing on the agricultural market, which could be a potentially profitable market segment and a growth area for China in the future.

After executing the JV Agreement, the Company began to develop its business plan and execute its’ growth strategy. We believe that we are operating in an increasingly globalized world, and as a China-based business we recognize the problems inherent in a closed currency system. Accordingly, we have endeavored to establish ourselves as an international company. We believe that the ability to raise capital in more than one market will become an increasingly important issue and could create a barrier to growth as the Company expands and international derivative markets continue to become more regulated and standardized.

Given the recent issues facing Chinese companies hoping to access the U.S. capital markets and in light of the newly established “seasoning period” required by U.S. stock exchanges, the Board decided that the most efficient method to access the U.S. capital markets would be through a merger with an already trading U.S. entity. Given the transaction costs of a traditional underwritten offering and the risk of delay or failure, the Board decided that it would be in the best interests of its shareholders to pursue a slower path of “growth and seasoning” rather than rush to the market during a time when Chinese IPOs have been relatively unsuccessful. By trading over-the-counter the Company believes that it can position itself for a U.S. capital raise in the future while refining our internal controls and financial reporting processes while also providing some albeit limited liquidity to existing shareholders.

In pursuit of the Board’s strategy, the Company conducted U.S. market research and reached out to U.S. target companies during February, March and April of 2011, until we found synergy with RT Technologies, Inc. operated by Ms. Angela Ross. Our President Mr. Weiheng Cai and our securities counsel Mr. Jared Febbroriello were key individuals involved with the market research and negotiations. On April 17, 2011 the Company entered into a share exchange agreement by and among RTTE, CAMG and the CAMG Shareholders. Pursuant to the Agreement, the capital of RTTE consists of 90,000,000 authorized shares of Common Stock, par value $.001, of which 3,392,147 were issued and outstanding at the time of signing. The capital of CAMG consists of 10,000 authorized Ordinary Shares, par value HK$1.00, of which 10,000 shares are currently issued and outstanding.

Comment 4. We have considered your response to comment 5 in our letter dated June 26, 2012. We remain unclear how you determined that your principal accounting officers have sufficient U.S. GAAP experience to prepare U.S. GAAP financial statements, especially since you disclose in the risk factors that currently none of your officers or directors have U.S. accredited professional backgrounds in finance or accounting. Please clarify, and also tell us how you concluded that you had effective disclosure controls and procedures and internal control over financial reporting as of June 30, 2012. Specifically address why you did not determine that you have a material weakness regarding the ability to prepare financial statements in accordance with U.S.GAAP.

Response:	To address our weakness in financial statements preparation in accordance with U.S. GAAP, we hired accounting new Chief Financial Officer and appointed a new independent director to our Board. We believe the professional team is competent to control financial risks, conduct financial planning and ensure that its financial reporting and accounting operations comply with U.S. GAAP.

On November 16, 2012, we hired Ms. Weixuan Luo as our Chief Financial Officer. Ms. Luo, aged 39, has been working as a senior manager of Greentree Financial Group Inc. since 2003. Greentree is a U.S.-based consulting firm assisting U.S. publicly traded companies in connection with their financial strategies and compliance with filing requirements of the Securities and Exchange Commission. Ms. Luo has been responsible for assisting the clients’ in the conversion of their financial reporting systems, including pro forma and projected financial statements, to a format that is consistent with U.S. GAAP, and drafting financial analysis reports for clients. Ms. Luo also assists with financial statements audits, SEC reporting compliance and compliance for broker/dealers in securities. Ms. Luo is a Certified Public Accountant in the U.S. and obtained her Master degree in Economics, emphasis in Finance from the University of North Carolina. Ms. Luo is knowledgeable in both Chinese GAAP and U.S. GAAP.

On August 13, 2012, we appointed Mr. Enrique Marchese as member of the Board of Directors of the Company. As an Independent Director, Mr. Marchese provides guidiance and advice to management in areas regarding the Company’s property, affairs and business, and will be appointed to certain special committees of the Board, initially consisting of the Audit and Compensation Committees. Mr. Enrique Marchese, age 46, is an experienced investment banker having completed a broad range of public and private financing and M&A advisory assignments across the globe. His industry experience covers chemicals, transportation, manufacturing, retailing, consumer products and consumer internet. Mr. Marchese began his investment banking career at Donaldson, Lufkin & Jenrette in 1996 and subsequently held positions at Merrill Lynch and Deutsche Bank. Enrique also gained experience in global logistics and supply chain management while serving in the U.S. Navy. Mr. Marchese graduated with an M.B.A. from the Booth School at the University of Chicago and holds a B.S. from the United States Naval Academy.

Comment 5. We note your response to comment 8 and comment 14 in our letter dated June 26, 2012. Please also file translated copies of the various agreements filed as exhibits to your Form 8-K. Refer to Rule 306 of Regulation S-T and Exchange Act Rule 12b-12(d) for guidance.

Response:	We have filed translated copies of agreements mentioned above as Exhibit 10.10 and Exhibit 10.11 to address this comment.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 4

Comment	6. We note your response to comment 8 in our letter dated June 16, 2012. Please revise your disclosure to discuss the terms of the Entrustment Agreement.

Response:	We have added the following disclosure and discussion about the terms of the Entrustment Agreement. Please see page 4 of the Form 8-K.

The Chinese Entrustment Agreements are relatively short agreements .authorizing the trustee to be the nominee holder of the shares of the Company, pursuant to the principles of equality and voluntary compliance and through negotiations on behalf of the signing party. The trustee has authority to exercise the relevant rights of the shares including the participation in events and shareholder meetings and exercise voting rights as the shareholder of the Company and as otherwise defined in the Corporation Law and Articles of Association of the Company.

The signing party has the right to supervise and correct any inappropriate behaviors of the nominee based on the terms of the entrustment agreement, and has the right to dissolve the nominee’s authorization and representing rights in the event that the nominee fails to perform their obligations with integrity.

All investment proceeds arising from the nominee shares are retained by the signing party and the nominee agrees not to transfer or distribute any proceeds arising from the nominee shares without the written consent of the signing party or perform any behavior that may harm the signing party’s interests. Please refer directly to the Chinese Entrustment Agreement for more complete disclosure of the terms.

Description of China Agriculture Media Group Co., Ltd. Business, page 6

Comment	7. We note your response to comment 9 in our letter dated June 26, 2012. Your disclosure continues to be unclear as to the status of your current business. For example, on page 6, please clarify that the “Network” to which you refer is a reference to the group of stores that is located in Hebei province that has been in operation for 60 years and does not encompass any stores that you currently own.

Response:	We have revised the Form 8-K to disclose the status of our current business and clarify that we do not have ownership of stores with the Network. Please see page 7 of the Form 8-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 7

Comment	8. We note your response to comment 21 in our letter dated June 26, 2012 and we are unable to locate the revised disclosure. Please expand your disclosure to provide the company’s plan of operations for the next 12 months. Please include a detailed timeline, including milestones and the anticipated timeframes for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Response:	We have disclosed our plan of operations for the next 12 months in the Management’s Discussion and Analysis section to address this comment. Please see page 36 of the Form 8-K.

Liquidity and Capital Resources, page 7

Comment	9. We have read your response to comment 22 in our letter dated June 26, 2012. Please revise your discussion to include the requested disclosures in the liquidity section of your MD&A or explain to us where the disclosures are located.

Response:	We have included the requested disclosures in the liquidity section to address this comment. Please see page 37 of the Form 8-K.

Security Ownership of Certain Beneficial Owners and Management as of April 21, 2012, page 8

Comment	10. We note your response to comment 25 in our letter dated June 26, 2012. Please revise the tables to clarify that Mr. Cai is also the beneficial owner of the 3,375,000 shares of common stock and the 150,000 shares of Series A preferred stock held by Precursor Management.

Response:	Since the shares are held of record by Precursor Management, Inc. and we believe that Mr. Weiheng Cai is the beneficial owner of the subject shares we have added Mr. Weiheng Cai’s name to both tables.

Director and Executive Officers, Promoters and Control Persons, page 9

Comment	11. We note your response to comment 27 in our letter dated June 26, 2012. Please briefly discuss the specific experiences, qualifications, attributes or skills that led to the conclusion that Mr. Peng should serve as a director.

Response:	We have revised the Form 8-K to describe Mr. Peng’s experiences, qualifications and skills that led to his service as a director. Please see page 43 of the Form 8-K.

Comment	12. We note your response to comment 28 in our letter dated June 26, 2012 and we reissue it. Please revise your disclosure to provide the information required by Item 407(a) of Regulation S-K.

Response:	We have added the following disclosure pursuant to Item 407(a). Please see page 43 of the Form 8-K.

To our knowledge we are not quoted on an inter-dealer quotation system which has any requirements that a majority of the board of directors be independent.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 12

Comment	13. We note your response to comment 30 in our letter dated June 26, 2012. Please revise your disclosure in accordance with Item 201(a)(1)(iii) of Regulation S-K.

Response:	We have added the requested information to the table pursuant to Item 201(a)(1)(iii).

Exhibit 99.1, Financial Statements

Comment	14. We note your response to comment 33 in our letter dated June 26, 2012 and reissue our comment since you did not include the required financial statements. Amend your filing to include the interim financial statements of China Agriculture Media Group Co., Limited for the quarterly period ended March 31, 2012.

Response:	We have included the latest interim financial statements for the quarterly period ended September 30, 2012 to address this comment. Please refer to Exhibit 99.1.

**************

We hereby acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at ______________ if you have any further questions. Thank you.

Very truly yours,

CAM Group, Inc.

Date: November 30 , 2012

/s/ Kit Ka
Name: Kit Ka
Title: Chief Executive Officer